February 12, 2025

FILED VIA EDGAR

Mr. Bernard Nolan

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:	Figure Certificate Company (File No. 333-275154)

Dear Mr. Nolan:

On behalf of Figure Certificate Company (the “Company”), submitted herewith via the EDGAR system is the response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) that you provided orally and by email on February 6, 2025 with regard to the Company’s fifth pre-effective amendment to the registration statement on Form S-1 (the “Registration Statement”), relating to the registration of the Transferable Certificates and Installment Certificates (together, the “Certificates”) of the Company. The Registration Statement was filed with the Commission on January 24, 2025 under the Securities Act of 1933 (the “Securities Act”).

Below, we have provided your comment (in bold) and the Company’s response to the comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

Comments:

1.	We note the disclosure on page 27 of the registration statement on Form S-1 indicates that peer-to-peer and ATS transfers will necessarily occur at the face amount of a Figure Transferable Certificate ($0.01/Certificate). It is our understanding that this is orchestrated by the Marker Module, pursuant to which the Certificates are issued, surrendered, and transferred. Please explain why you believe this arrangement would result in neither FCC nor the Transfer Agent meeting the definition of a clearing agency under Section 3(a)(23) of the Securities Exchange Act of 1934.

Response: The Staff is correct that the Marker Module controls the price at which Figure Transferable Certificates are transferred in peer-to-peer and ATS transfers.  The Marker Module has been programmed so that the price at which Figure Transferable Certificates are transferred in peer-to-peer and ATS transfers is always at $0.01/Certificate.  The entity that programs the Marker Module is Figure Markets Holdings, Inc. (“FMHI”), the indirect parent of FCC.  Because neither FCC nor the Transfer Agent are involved in programming the Marker Module, FCC does not believe that the definition of a clearing agency under Section 3(a)(23) of the Securities Exchange Act of 1934 applies to either FCC or the Transfer Agent for any reason.

With respect to FMHI, FCC also does not believe the definition of a clearing agency should apply. Among other reasons, although the programming of the Marker Module ensures that Figure Transferable Certificates transferred on the Provenance Blockchain are transferred at a price of $0.01/Certificate, the Marker Module does not inhibit or control the ability of counterparties to a transfer to agree on an alternative price and effectuate that price by sending or receiving value off-chain or by sending or receiving an additional transfer of value through a separate Provenance Blockchain transaction. For example, if the parties to a transfer agree that the price at which they wish to transfer a Figure Transferable Certificate is $0.02, while the transfer on the Provenance Blockchain would be at a price of $0.01, the purchaser could either send an additional penny through off-chain means to the seller or could send the additional penny to the seller through a separate on-chain transaction.

Please do not hesitate to contact me at (202) 683-3840 or susan.gault-brown@aoshearman.com if you have any questions or wish to discuss the response presented above.

Very truly yours, /s/ Susan Gault-Brown Susan Gault-Brown Allen Overy Shearman Sterling US, LLP

cc:	June Ou, Figure Certificate Company Clare Hove, Figure Technologies, Inc.

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